SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________

SCHEDULE 13D*
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Bravo Brio Restaurant Group, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

10567B 109
(CUSIP Number)

CHBravo Holding I LLC C/O CASTLE HARLAN INC. 150 EAST 58TH STREET NEW YORK NY 10155 Attn: David Pittaway 212-644-8600

Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022 Attn: Michael R Littenberg (212)756-2376
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 26, 2010
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 10567B 109	SCHEDULE 13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON CHBravo Holding I LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,281,061
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,281,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,281,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 11.8%
14	TYPE OF REPORTING PERSON* OO

CUSIP No. 10567B 109	SCHEDULE 13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON John K. Castle
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,281,061
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,281,061
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,281,061
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 11.8%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 10567B 109	SCHEDULE 13D	Page 4 of 8 Pages

Item 1.	SECURITY AND ISSUER

This statement relates to the shares of common stock, no par value (the "Shares"), of Bravo Brio Restaurant Group, Inc., an Ohio corporation (the "Issuer"). The Issuer's principal executive offices are located at 777 Goodale Boulevard, Suite 100, Columbus, Ohio 43212.

Item 2.	IDENTITY AND BACKGROUND.

(a) This statement is filed by:

(i)	CHBravo Holding I LLC, a Delaware limited liability company ("CHBravo"), with respect to the Shares directly held by it; and
(ii)	John K. Castle in connection with Shares owned by CHBravo, as more fully described in Item 5 below.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

(b) The address of the business office of CHBravo and Mr. Castle is 150 East 58th Street, New York, New York 10155.

(c) The principal business of CHBravo is to serve as a holding company for an investment in the Issuer by the members of CHBravo. The principal occupation of John K. Castle is being an executive officer and director of Castle Harlan Inc ("CHI"),  Castle Harlan Partners III, G.P., Inc. ("CHP GP") and other affiliated management companies

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) CHBravo is a limited liability company formed under the laws of the State of Delaware. Mr. Castle is a citizen of the United States of America.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On June 2, 2006, Issuer entered into an Agreement and Plan of Merger,  with Bravo Development Holdings LLC ("Holdings") and BDI Acquisition Corp., a wholly owned subsidiary of Holdings, to consummate its recapitalization. Under the terms of the merger agreement, BDI Acquisition Corp. merged with and into the Issuer with the Issuer as the surviving entity. The transactions contemplated under the merger agreement were effected on June 29, 2006. Holdings held, in the aggregate, 841,050 shares of the Issuer's Common Stock par value $.001 per share ("Common Stock")and 47,659.50 shares of Issuer's Series A 14% Cumulative Compounding Preferred Stock par value $.001 per share ("Preferred Stock"). CHBravo held 26,535 units of Holdings. Pursuant to an Exchange Agreement consummated at closing of

CUSIP No. 10567B 109	SCHEDULE 13D	Page 5 of 8 Pages

the initial public offering, the Issuer completed a reorganization transaction (the "Exchange") on October 26, 2010, pursuant to which each outstanding share of Preferred Stock and each outstanding share of Common Stock, was exchanged for new common shares, no par value per share (the "Shares"). As a result of the Exchange, Holdings received Shares in exchange for its Common Stock and Preferred Stock. Immediately following the effectiveness of the Exchange, Holdings made a liquidating distribution of the Shares it received as a result of the Exchange to CHBravo and  other members on a pro rata basis.

Item 4.	PURPOSE OF TRANSACTION.

CHBravo was an investor in Holdings. The Shares issued by the Issuer were acquired as a result of the liquidation distribution of such Shares to unitoholders of Holdings, see Item 3 above.

Other than as set forth above, none of the Reporting Persons have any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Such Reporting Persons may, at any time from time to time, review or reconsider their position with respect to any of such matters, but have no present intention to do so.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

(a) The approximate aggregate percentage of Shares reported beneficially owned by each person herein is based upon 19,250,000 shares, which reflects the Shares issued and outstanding as reported in the Issuer's Amendment No. 4 to the Registration Statement on Form S-1 dated October 7, 2010.

(i)	CHBravo owns directly 2,281,061 Shares, constituting approximately 11.8% of Shares outstanding.
(ii)
Mr. Castle owns directly no Shares. By reason of the provisions of Rule 13d-3 of the Exchange Act, Mr. Castle may be deemed to own beneficially 2,281,061 shares constituting approximately 11.8% of the Shares outstanding, all of which are owned directly by CHBravo.

(b) CHBravo has the power to dispose of and the power to vote Shares directly owned by it, which power may be exercised by its managing member, Castle Harlan Partners IV, L.P ("CHP IV").  Castle Harlan Partners IV, G.P. Inc. ("CHP GP") is the general partner of CHP IV and Mr. Castle is the controlling stockholder of CHP GP. Thus, for the purposes of Rule 13d-3 of the Exchange Act, Mr. Castle may be deemed to beneficially own 2,281,061 shares constituting approximately 11.8% of the Shares issued and outstanding. Mr. Castle disclaims beneficial ownership of Shares, except to the extent of his indirect pecuniary interest in CHBravo.

(c) Other than the transaction described in Items 3 and 4, during the past sixty days, there were no transactions in Shares, or securities convertible into exercisable for or exchangeable for Shares, by the Reporting Persons.

(d) No persons other than the Reporting Persons are known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of the Shares owned by them.

(e) Not applicable.

CUSIP No. 10567B 109	SCHEDULE 13D	Page 6 of 8 Pages

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any common stock referred to in this Schedule 13D for the purposes of Section 13(d) of the Act or for any other purpose, and such  beneficial ownership is expressly disclaimed.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons have entered into a Joint Filing Agreement attached as Exhibit 1 hereto, as required by Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:  Joint Filing Agreement as required by Rule 13d-1(k)under the Act.

CUSIP No. 10567B 109	SCHEDULE 13D	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  November 5, 2010

CHBRAVO HOLDING I LLC
By:	CASTLE HARLAN PARTNERS IV, L.P.,
its managing member
By:	CASTLE HARLAN INC.,
its Investment Manager

By:	/s/ David Pittaway

/s/ John Castle
JOHN K. CASTLE

CUSIP No. 10567B 109	SCHEDULE 13D	Page 8 of 8 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned, and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.

Dated:  November 5, 2010

CHBRAVO HOLDING I LLC
By:	CASTLE HARLAN PARTNERS IV, L.P.,
its managing member
By:	CASTLE HARLAN INC.,
its Investment Manager

By:	/s/ David Pittaway

/s/ John Castle
JOHN K. CASTLE